Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretariat Services; Specialising in Company Secretary Services for Foreign Companies Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street, MW
Washington DC 20549
United States of America


03050432


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH. D.C. 165 SECTION

20 March, 2003

Dear Sirs

Re: Gencor Limited 82-311

SUPPL

We enclose the interim report for the above company for information.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Yours faithfully

Simon Kennedy

M:\Data\Clients\Gencor\Gencor 2003\General\SEC 200303.doc


Christina Kennedy FCIS
ICSA

Company Number 3124759

GENCOR


GENCOR

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002



RESULTS

Gencor's attributable profit of R927 million is 9,5% lower than the R1 024 million achieved in the corresponding previous six months. This decrease in profitability is principally due to the lower income (dividends and equity accounted retained income) from Impala Platinum Holdings Limited ("Implats").

Dividend income comprises the final dividend of R796 million declared by Implats in August 2002 in respect of the 2002 financial year (R728 million in the six months ended December 2001).

Net interest received amounts to R27 million, R7 million more than in the comparative period of the previous year primarily as a result of the higher cash balances held and harder interest rates that have prevailed lately. Corporate costs of R7 million have been recorded for the six-month period (R10 million in the first half of 2002). Other net income comprises dividends forfeited in terms of the articles of association plus, in 2001, surpluses earned in the share incentive trust of R8 million. Corporate restructuring costs relate to the proposed unbundling of the Implats' interest and the litigation costs associated with the interdict to stop the unbundling.

IMPLATS

- **Income**

  Implats posted a creditable performance for the six months under review.

  Sales held up well despite the global economic malaise. The platinum market was particularly strong due to robust automotive sales worldwide and uncertainties caused by the threat of war, escalating oil prices and delays in the timing of new South African production. Jewellery demand has been firm but higher platinum prices could reverse the trend. The overall outlook for platinum remains positive as the underlying fundamentals are sound. The palladium price has been weak as supply has continued to exceed demand, but prices at current low levels and metal availability may well stimulate a switch back to palladium by the automotive industry. Even though rhodium off-take has been firm, the price has continued to be pressurised by producer selling.

  Earnings held up due to the firmer platinum price and the increase in mine and secondary production and, consequently, sales volumes. On balance Implats' attributable income of R2 011 million for these past six months was some 8,3% less than the R2 192 million income posted for the first half of last year.

  In accordance with its dividend policy, Implats proposed an ordinary interim dividend of 900 cents per share (1100 cents in the first half of financial year 2002) that was approved by its directors on 11 February 2003. *Gencor's portion amounts to R275 million.*

- **Investment**

  The R16,7 billion market value of Gencor's investment in Implats at the end of December 2002 was 3,0% less than the R17,2 billion recorded at 31 December 2001.

LITIGATION AND UNBUNDLING

The Board called a shareholders' meeting in October 2002 to consider the proposed unbundling of the Implats' shares held by Gencor, against the background of the 37 summonses served on several parties, including Gencor, earlier in the calendar year. The claimants sought compensation totalling R37 million for a variety of alleged asbestos related illnesses purportedly incurred whilst employed by companies other than Gencor.

Shortly before the general meeting was to be held, the company received voluminous papers from attorneys apparently acting on behalf of a large number of claimants. They sought to obtain an interim order preventing the unbundling until such time as Gencor had put up adequate security for the alleged claims.

Having considered the application for an interdict, the Board believed it was prudent to postpone the general meeting, in accordance with an agreed timetable, until such time as the applicants' request for an interim interdict had been heard by the High Court.

Since the date of the hearing, Gencor and its advisors have been involved in protracted confidential and without prejudice negotiations. The Board is pleased to announce that two settlement agreements have now been concluded. It is an overriding condition of the settlements (and the payment of the settlement amounts) that the Gencor unbundling be completed (free from interference) in every respect.

The settlements (which incorporate some 6 000 potential claimants in South Africa together with their legal advisors as well as some 7 500 potential claimants in England together with their legal advisors) remove any objection to Gencor's unbundling by any of the claimants or their legal representatives and, on the completion of the unbundling, will involve Gencor paying, without any admission of liability of any nature whatsoever and in full and final settlement of all claims and potential claims, a total amount of R460,5 million (inclusive of costs). This amount will be apportioned as follows:

1. In terms of the first agreement:
   1.1 R378 million will be paid into the Asbestos Relief Trust ("Trust"), which is in the process of being established in South Africa. The primary object of the Trust is to provide compensation as fully, fairly and effectively as its means allow to all persons who are able to demonstrate to the satisfaction of the Trustees that they have contracted an asbestos-related disease from working at (or living in the vicinity of) mines operated by Gefco and/or Msauli and/or their subsidiaries during the period in which Gencor had an interest in those companies;
   1.2. An additional R40 million will be paid and retained in a separate trust account to be kept by Gencor's lawyers for a period of 3 years in order to cover any potential rehabilitation claim/s which may be brought against Gencor by any person, notwithstanding the Board's view that Gencor does not have liability for any such claim/s. After a period of 3 years, the R40 million (or any balance then remaining if any potential rehabilitation liability is discharged) will be paid to the Trust.
2. In terms of the second agreement, R42,5 million will be paid to the approximately 7 500 claimants who sued Cape Plc in the United Kingdom and joined Gencor to those proceedings. These claimants will not be eligible to claim from the Trust. The R42,5 million settlement amount to be paid to them will be administered by their UK lawyers and will be distributed to those of them who can demonstrate that they had material exposure to asbestos from a company in which Gencor had an interest and have contracted an asbestos-related disease as a result.

Further salient features of the settlement include undertakings having been procured and furnished by the claimants that they will not bring nor represent any other person or class of persons who may wish to bring any action against Gencor arising out of any asbestos-related disease or alleged rehabilitation liability; and that upon the Gencor unbundling being completed in every respect, the actions and applications currently pending will be withdrawn irrevocably.

The Griqualand Exploration and Finance Company Limited, Hanova Mining Holdings (Pty) Ltd, Msauli Asbes Beperk and African Chrysotile Asbestos Limited, being the companies in which Gencor had an interest and which operated asbestos mines in the relevant period, or shareholders of those companies, have also entered into one of the settlement agreements and have undertaken not to intervene or interfere with the proposed unbundling by Gencor of all of its shares in Implats.

Gencor will as soon as possible post a circular to its shareholders convening a meeting of shareholders to consider the proposed unbundling of all of its shares in Implats.

PROSPECTS

- Implats anticipates that the platinum market will remain firmly underpinned by continued fundamental demand.
- Implats' growth strategy is on track to deliver 2 million ounces platinum by 2006. The development of the Marula mine in the Eastern Bushveld is progressing well and material sourced from strategic partners continues to grow. Implats has taken recent opportunities to increase its holdings in various platinum ventures in Zimbabwe. All of these corporate activities provide a solid platform for Implats' future.
- Given the current strength of the South African currency, Implats has indicated that it expects earnings to be significantly down on 2002 levels.

DIVIDENDS

Gencor has, in the past, pursued a policy of distributing, to the extent possible, all dividend income received from its underlying investments. Given the recent settlement of the asbestosis claims and the need to retain sufficient cash, the Board has propposed an interim dividend of 36 cents per ordinary share (2002: 97 cents per share), absorbing R125 million.

For and on behalf of the Board

AS du Plessis (Chairman)
WE Bührmann (Director)

Johannesburg
14 March 2003

INCOME STATEMENT

(R million)	Notes	6 months to 31 December 2002 Unaudited	6 months to 31 December 2001 Unaudited	12 months to 30 June 2002 Audited
Dividend income from Implats	1	**795,8**	728,4	1 065,1
Share of Implats' income net of dividends and adjustments	2 & 3	**661,9**	752,6	2 039,8
Equity accounted income from Implats		**1 457,7**	1 481,0	3 104,9
Net interest income		**27,0**	19,8	38,9
Net corporate costs		**(7,3)**	(10,1)	(18,5)
Other net income		**0,4**	8,2	89,4
Corporate restructuring costs		**(8,7)**	(0,5)	(1,2)
Profit before taxation		**1 469,1**	1 498,4	3 213,5
Taxation on Implats' equity earnings		**(533,5)**	(470,5)	(987,7)
Ordinary taxation on company		**(8,8)**	(4,0)	(9,8)
Attributable profit		**926,8**	1 023,9	2 216,0
Earnings per share				
Earnings per share is calculated on the weighted average number of shares in issue (m)		**348,6**	348,6	348,6
and is based on attributable income of (Rm)		**926,8**	1 023,9	2 216,0
and after deducting other net income and corporate restructuring costs		**8,3**	(7,7)	(88,2)
for the calculation of headline earnings of		**935,1**	1 016,2	2 127,8
Basic and diluted earnings (cps)		**266**	294	636
Headline earnings		**268**	292	610
Dividends per share (cps)				
Dividends declared and paid		**228**	209	306
Dividends proposed		***36***	*97*	*325*

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(R million)	Notes	6 months to 31 December 2002 Unaudited	6 months to 31 December 2001 Unaudited	12 months to 30 June 2002 Audited
Opening balance		**4 646,1**	3 377,5	3 377,5
Distributions to ordinary shareholders		**(794,8)**	(728,6)	(1 066,7)
Attributable income		**926,8**	1 023,9	2 216,0
Redemption of preference share capital		**–**	–	(0,5)
Gencor's equity portion of the revaluation of investments by Implats	3	**(191,8)**	30,9	119,8
Total shareholders' equity		**4 586,3**	3 703,7	4 646,1

BALANCE SHEET

(R million)	Notes	As at 31 December 2002 Unaudited	As at 31 December 2001 Unaudited	As at 30 June 2002 Audited
Investments	2	**4 206,3**	3 410,9	4 269,8
Current assets		**416,3**	395,1	417,4
Total assets		**4 622,6**	3 806,0	4 687,2
Capital and reserves		**4 586,3**	3 703,7	4 646,1
Current liabilities and provisions		**36,3**	102,3	41,1
Total equity and liabilities		**4 622,6**	3 806,0	4 687,2

GENCOR

CASH FLOW STATEMENT

(R million)	Notes	6 months to 31 December 2002 Unaudited	6 months to 31 December 2001 Unaudited	12 months to 30 June 2002 Audited
Cash generated by operating activities		**801,6**	734,7	1 030,3
Dividends paid		**(794,8)**	(728,6)	(1 066,7)
Net cash from operating activities		**6,8**	6,1	(36,4)
Share scheme loan repayments and surpluses		**–**	17,7	17,8
Other corporate activities		**(8,1)**	(0,3)	67,4
Net (decrease)/increase in cash		**(1,3)**	23,5	48,8
Closing cash balance		**407,7**	383,7	409,0

VALUATION

	Notes	As at 31 December 2002 Unaudited	As at 31 December 2001 Unaudited	As at 30 June 2002 Audited
Market value of investment in Implats (Rm)		**16 680**	17 213	17 501
Number of Gencor shares in issue (m)		**348,6**	348,6	348,6
Gencor's closing share price on JSE (cents)		**4 325**	4 825	4 500
Gencor's market capitalisation (Rm)		**15 077**	16 819	15 687
Gencor's discount to market value of investment in Implats (%)		**9,6**	2,3	10,4
Net asset value per Gencor share (cents)		**1 316**	1 062	1 333

NOTES TO THE FINANCIAL STATEMENTS

1. *Dividends and the related secondary tax on company charge are only brought to account once dividends have been declared.*
2. *Implats is equity accounted.*
3. *Adjustments to reserves that arise on the valuation, at market prices, of Implats' listed investments that are not equity accounted by it and the translation adjustments arising on Implats' foreign investments and associates, are included by Gencor in the "Statement of Changes in Shareholders' Equity".*
4. *Gencor has certain obligations relating to the closure of the Prima Lirang gold mine in Indonesia that were due to expire in 2002. Negotiations are in process with the authorities on the issue of the appropriate closure certificate. The directors believe that amounts provided are sufficient to meet its commitments.*
5. *The accounting policies used by the group are in accordance with Statements of South African Generally Accepted Accounting Practice and are consistent with those used in the previous year.*

   Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

ANNOUNCEMENT OF INTERIM DIVIDEND NO. 154 OF 36 CENTS PER SHARE

An interim dividend no. 154 of 36 cents (2002: 97 cents) per ordinary share was declared on 13 March 2003:

- Last day to trade *cum*-dividend — Friday, 4 April 2003
- Trading *ex*-dividend commences — Monday, 7 April 2003
- Record date — Friday, 11 April 2003
- Date of payment — Monday, 14 April 2003

The dividend is payable in the currency of the Republic of South Africa, unless arrangements to the contrary have been made with the transfer secretaries, provided such payments are in accordance with the regulations of the South African Reserve Bank.

Share certificates may not be dematerialised or rematerialised between Monday, 7 April 2003 and Friday, 11 April 2003, both days inclusive.

GENCOR LIMITED
Registration number 1895/001232/06
ISIN: ZAE000013066
Share code: GMF

REGISTERED OFFICE
KPMG Crescent, North Wing, First Floor
85 Empire Road, Parktown 2193

POSTAL ADDRESS
Postnet Suite 222, Private Bag X30500, Houghton 2041

COMPANY SECRETARY
J Marais

TRANSFER SECRETARIES
Computershare Investor Services Limited
70 Marshall Street, Marshalltown 2001
P O Box 10651, Johannesburg 2000

SPONSOR
Investec Bank Limited

UK SHAREHOLDER ADMINISTRATORS
Project Consultants Limited
Walnut House, Walnut Gardens
Claydon, Banbury, Oxon OX17 1NA

GENCOR